August 1, 2008

Mail Stop 3561

Richard Ryan
Senior Vice President and Chief Financial Officer
SEACOR Holdings Inc.
2200 Eller Drive
P.O. Box 13038
Fort Lauderdale, FL 33316

RE: SEACOR Holdings Inc.
      File No. 001-12289
      Form 10-K: For the Fiscal Year Ended December 31, 2007

Dear Mr. Ryan:

    We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                    Sincerely,

                                    Lyn Shenk
                                    Branch Chief